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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of November, 2002




                                ALTO PALERMO S.A.
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                          HIPOLITO YRIGOYEN 476, PISO 2
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                        Form 20-F  X    Form 40-F
                                  ---             ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes      No  X
                                   ---     ---





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                    ALTO PALERMO S.A. (APSA) (THE "COMPANY")

                               REPORT ON FORM 6-K

     Attached is an English translation of the Summary of the Annual General and Special Meeting of Shareholders held on November 5, 2002 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores.




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              SUMMARY OF THE ANNUAL GENERAL AND SPECIAL MEETING OF
                     SHAREHOLDERS HELD ON NOVEMBER 5, 2002

FIRST POINT:
It was unanimously approved the designation of the representatives of the shareholders PARQUE ARAUJO ARGENTINA S.A. (PAASA) and IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA) to approve and sign the minute of the meeting.-

SECOND POINT:
It was unanimously approved the reasons causing this meeting to be called at a different date than the one scheduled that were previously informed by the Board of Directors.

THIRD POINT:
It was unanimously decided to approved the documentation required by Section 234, paragraph 1(0) of Law 19 550, for the fiscal year ended June 30th, 2002.

FOURTH POINT:
It was unanimously decided to approved the performance of duties by the Board of Directors related to the fiscal year ended on June 30, 2002

FIFTH POINT:
It was unanimously decided to approved the performance of duties by the Audit Committee related to the fiscal year ended on June 30, 2002

SIXTH POINT:
It was unanimously decided to apply the loss of the fiscal year ended on June 30, 2002 of Pesos 42,402,920 to the account Retained Earnings.

SEVENTH POINT
It was unanimously decided not to pay any compensation to the Directors.

EIGHTH POINT
It was unanimously decided to approve the resignation to their compensation made by the Audit Committee because that compensation is included in the amount that they receive as compensation for being the Companies' Certifier Accountants (Contadores Certificantes) during the fiscal year ended on June 30, 2002..

NINTH POINT:
It was unanimously decided to appoint Jose Daniel Abelovich, Carlos Martin Barbafina and Fabian Cainzos as regular auditors and Hernan Andrada, Marcelo Hector Fuxman and Carlos Rivarola as alternate auditors for one year period, who may be considered as independent according to the provisions of the Resolution 400 of the Comision Nacional de Valores.

TENTH POINT:
It was decided to suspend, pursuant to the regulations of the Comision Nacional de Valores , the treatment of this point of the agenda (Appointment of a Company Accountant to certify during

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the next fiscal year and determination of his/her compensation) until November
27, 2002 at 11.00 hs at Bolivar Street 108, first floor.


ELEVENTH POINT:
It was unanimously aproved that the issuance of the Notes for up to an amount of N/V US$ 100,000,000, approved by general meeting of shareholders held on December 4 2001 shall be issued in one or more series. It was also unanimously decided to approved the performance of the Board of Director regarding Series I previously issued up to an amount of U$S 50,000,000.








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                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                                                     ALTO PALERMO S.A. (APSA)


                                                     By:
                                                         ----------------------
                                                         Name: Saul Zang
                                                         Title: Director





Dated: November 6, 2002